EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-208175 and 333-171841 on Form S-3 and Form S-8, respectively, of our reports dated March 17, 2016, relating to the consolidated financial statements and financial statement schedule of GAIN Capital Holdings, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the Company’s 2014 consolidated balance sheet, and 2014 and 2013 consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows to correct a misstatement), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion because of a material weakness), appearing in this Annual Report on Form 10-K/A of the Company for the year ended December 31, 2015.
/s/ Deloitte & Touche LLP
New York, NY
May 2, 2016